02045355

Commission file number: 1-10817

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED JUL 2002 D.C. 154

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Report for the Month of June 2002

CELLTECH GROUP PLC
(Name of Registrant)

PROCESSED
JUL 17 2002
THOMSON FINANCIAL

208 Bath Road
Slough
Berkshire
SL1, 3WE
ENGLAND
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)

CRGH

The Report contains a copy of the following:

(1) Notification to the London Stock Exchange of Major Interests in Shares, filed on behalf of CGNU plc and Morley Fund Management Limited (a subsidiary of CGNU), dated 5th June 2002.

(2) Notification to the London Stock Exchange of Major Interests in Shares, filed on behalf of Barclays PLC, dated 5th June 2002.

(3) Notification to the London Stock Exchange of Major Interests of Directors and Connected Persons, dated 14th June 2002, filed on behalf of Dr. Melanie Lee.

(4) Notification to the London Stock Exchange of Major Interests in Shares, filed on behalf of FMR Corp. and Fidelity International Limited and their direct and indirect subsidiaries, dated 21st June 2002.

(5) Block Listing-Six Monthly Return of Celltech Group plc for the Chiroscience Share Schemes for the period from 1st January 2002 to 30th June 2002, filed with the London Stock Exchange on 1st July 2002.

(6) Block Listing-Six Monthly Return of Celltech Group plc for the Celltech Group plc Executive Share Option Scheme for the period from 1st January 2002 to 30th June 2002, filed with the London Stock Exchange on 1st July 2002.

(7) Block Listing-Six Monthly Return of Celltech Group plc for the Medeva Share Schemes for the period from 1st January 2002 to 30th June 2002, filed with the London Stock Exchange on 1st July 2002.

(8) Block Listing-Six Monthly Return of Celltech Group plc for the Celltech Group plc Conversion of £1 Preference Shares for the period from 1st January 2002 to 30th June 2002, filed with the London Stock Exchange on 1st July 2002.

(9) Block Listing-Six Monthly Return of Celltech Group plc for the Celltech Group plc Savings Related Share Option Scheme for the period from 1st January 2002 to 30th June 2002, filed with the London Stock Exchange on 1st July 2002.

(10) Notification to the London Stock Exchange of Major Interests in Shares, filed on behalf of Barclays PLC, dated 1st July 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLTECH GROUP PLC
(Registrant)

By: ______________________
Peter Allen
Chief Financial Officer

Dated: July 3, 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

CGNU plc and Morley Fund Management Limited (a subsidiary of CGNU)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd	2,619,812
BT Globenet Nominees Ltd	5,500
Chase GA Group Nominees Ltd	2,668,499
CUIM Nominee Ltd	2,830,402
RBSTB Nominees Ltd	199,084

5. Number of shares / amount of stock acquired

160,000

6. Percentage of issued class

0.058%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 50p shares

10. Date of transaction

29th May 2002

11. Date company informed

5th June 2002

12. Total holding following this notification

8,323,297

13. Total percentage holding of issued class following this notification

3.02%

14. Any additional information

15. Name of contact and telephone number for queries

Anita Dowling

(01753) 777106

16. Name and signature of authorised company official responsible for making this notification

Anita Dowling

Date of notification

5th June 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

586528	3,890
ALMLUFTTL-18409-CHASE MANHATTA	140,782
ASUKEXTTL-20947-CHASE MANHATTA	1,210,829
Bank of Ireland	77,010
BARCLAYS CAPITAL SECURITIES LT	8,355
Barclays Private Clients NY	848,000
BB196UKC-16530-CHASE MANHATTA	613,310
BBH HGB0125 (various accounts)	151,225
BBH HGB0225 (various accounts)	17,087
BBH HGB0325 (various accounts)	2,477
BBH HGB0425	211
BBH HGB0525	1,500
BBH HGB0625	800
BBH HGB1025	2,900
BGIJTB (Account Des BTGF01IE)	7,928
BGIJTB (Account Des BTGFO5IE)	5,266
BLENTFUKQ-16344-CHASE MANHATTA	25,860
BLENTPUKQ-16345-CHASE MANHATTA	65,257
BLEQFDUKQ-16331-CHASE MANHATTA	82,759
BLEQPTUEA-16341-CHASE MANHATTA	107,014
BLEQPTUKQ-16341-CHASE MANHATTA	241,631
BLUKINTTL-16400-CHASE MANHATTA	2,652,133
CHATRKTTL-16376-CHASE MANHATTA	59,275
Chuo Mitsui TB	701
Chu Mitsui TB (BNX012IE)	5,098
GOVERNMENT PENSION INVESTMENT	34,632
Mitsubishi TB (various accounts)	8,679
NATIONAL FEDERATION OF MUTUAL	1,250

NENTO(FE-C)	24,960
NENTO (FE-E)	9,071
NENTO (FE-F)	5,558
PENSION FUND ASSOCIATION (various accounts)	38,299
POSTAL LIFE INSURANCE	3,310
REGIONAL PUBLIC OFFERS UNION	31,111
SFB01 (various accounts)	1,326,726
SFB03 (various accounts)	756,246
SHINKIN BANK PENSION FUND	3,644
Sumitomo TB	4,480
Swan Nominees Limited	17,993
ZEBAN NOMINEES LIMITED	337,494

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 50p shares

10. Date of transaction

30th May 2002

11. Date company informed

5th June 2002

12. Total holding following this notification

8,934,751

13. Total percentage holding of issued class following this notification

3.24%

14. Any additional information

15. Name of contact and telephone number for queries

Anita Dowling
(01753) 777106

16. Name and signature of authorised company official responsible for making this notification

Anita Dowling

Date of notification

5th June 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Celltech Group plc

2. Name of director

Dr Melanie Lee

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Dr Melanie Lee

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/a

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Executive Share Options

7. Number of shares / amount of stock acquired

11,420

8. Percentage of issued class

0.004%

9. Number of shares/amount of stock disposed

N/a

10. Percentage of issued class

N/a

11. Class of security

Ordinary 50p Shares

12. Price per share

£2.625

13. Date of transaction

14th June 2002

14. Date company informed

14th June 2002

15. Total holding following this notification

28,420 shares held in own name

21,363 shares held in trust re deferred bonus scheme

16. Total percentage holding of issued class following this notification

0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/a

18. Period during which or date on which exercisable

N/a

19. Total amount paid (if any) for grant of the option

N/a

20. Description of shares or debentures involved: class, number

N/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/a

22. Total number of shares or debentures over which options held following this notification

N/a

23. Any additional information

Dr Lee has exercised options over 11,420 shares, she is retaining these shares.

24. Name of contact and telephone number for queries

Anita Dowling (01753) 777106

25. Name and signature of authorised company official responsible for making this notification

Anita Dowling

Date of Notification

14th June 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

FMR Corp and Fidelity International Limited and their direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC	184,600
Northern Trust	35,700
State Street Bank and Trust	22,000
State Street Nominees Ltd	13,500
National Cities	36,100
Nortrust Nominees	19,500
Chase Nominees	2,993,456
Chase Manhattan Bank London	7,100
Citibank	83,600
Deutsche Bank	24,700
HSBC	54,314
Bank of New York London	79,500
Chase Nominees	234,200
Nortrust Nominees Limited	332,500
HSBC Client Holdings Nominee (UK) Limited	8,281,242
Chase Manhattan Bank Limited	8,428
Northern Trust	484,300
J P Morgan	249,611
Bank of New York London	519,600
Morgan Stanley	178,700
Deutsche Bank	72,600
Citibank	28,000
State Street Bank and Trust	12,900
National Australia Bank	4,500
State Street Nominees Limited	3,000

5. Number of shares / amount of stock acquired

2,744,796

6. Percentage of issued class

0.99%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 50p shares

10. Date of transaction

20 June 2002

11. Date company informed

21 June 2002

12. Total holding following this notification

13,963,651

13. Total percentage holding of issued class following this notification

5.07%

14. Any additional information

15. Name of contact and telephone number for queries

Cheryl Cramer
01753 447933

16. Name and signature of authorised company official responsible for making this notification

Cheryl Cramer

Date of notification

21 June 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
Celltech Group PLC	Blocklisting Interim Review		12:13 1 Jul 02

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Celltech Group plc

2. Name of scheme

Chiroscience Share Schemes

3. Period of return: From 1 January 2002 to 30 June 2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

777,885

5. Number of shares issued/allotted
under scheme during period

82,164

6. Balance under scheme not yet issued/allotted
at end of period

695,721

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission
500,000 Ordinary 50p Shares

17 March 2000 - Ref GB0001822765

900,000 Ordinary 50p Shares

13 October 2000 - Ref GB 0001822765

39,004 Ordinary 50p Shares

20 August 2001 - Ref GB0001822765

110,996 Ordinary 50p Shares

23 August 2001 - Ref GB0001822765

126,000 Ordinary 50p Shares

18 March 2002 - Ref GB0001822765

Please confirm total number of shares in issue at the end of the period in order for us to update our records

275,403,283

Contact for queries: Anita Dowling

Address: 208 Bath Road

Slough

Berkshire SL1 3WE

Name: Anita Dowling

Telephone: (01753) 777106

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Celltech Group plc

2. Name of scheme

Executive Share Option Scheme (Celltech)

3. Period of return: From 1 January 2002 to 30 June 2002

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme

1,801,419

5. Number of shares issued/allotted under scheme during period

281,902

6. Balance under scheme not yet issued/allotted

at end of period

1,519,517

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

5,000,000 Ordinary 50p Shares

13 October 1995 - Ref A.4566/1995

1,000,000 Ordinary 50p Shares

17 March 2000 - Ref GB0001822765

1,000,000 Ordinary 50p Shares

13 October 2000 - Ref GB0001822765

100,547 Ordinary 50p Shares

28 August 2001 - Ref GB0001822765

203,458 Ordinary 50p Shares

31 August 2001 - Ref GB0001822765

85,995 Ordinary 50p Shares

6 September 2001 - Ref GB0001822765

324,149 Ordinary 50p Shares

15 March 2002 - Ref GB0001822765

34,448 Ordinary 50p Shares

18 March 2002 - Ref GB0001822765

232,382 Ordinary 50p Shares

20 March 2002 - Ref GB0001822765

Please confirm total number of shares in issue at the end of the period
in order for us to update our records
275,403,283

Contact for queries: Anita Dowling

Address:

208 Bath Road

Slough
Berkshire SL1 3WE
Name: Anita Dowling

Telephone: (01753) 777106

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company
Celltech Group plc

2. Name of scheme
Medeva Share Schemes

3. Period of return: From 1 January 2002 to 30 June 2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

267,024

5. Number of shares issued/allotted
under scheme during period

14,024

6. Balance under scheme not yet issued/allotted
at end of period

253,000

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission
800,000 Ordinary 50p Shares

13 October 2000 - Ref GB0001822765

199,004 Ordinary 50p Shares

16 August 2001 - Ref GB0001822765

160,996 Ordinary 50p Shares

20 August 2001 - Ref GB0001822765

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

275,403,283

Contact for queries: Anita Dowling

Address: 208 Bath Road

Slough

Berkshire SL1 3WE

Name: Anita Dowling

Telephone: (01753) 777106

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Celltech Group plc

2. Name of scheme
Conversion of £1 Preference Shares

3. Period of return: From 1 January 2002 to 30 June 2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme
1,946,048

5. Number of shares issued/allotted
under scheme during period

–

6. Balance under scheme not yet issued/allotted
at end of period

1,946,048

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission
2,822,597 Ordinary 50p Shares

13 October 1995 - Ref A/4566/1998

262,500 Ordinary 50p Shares

15 April 1998 - Ref RA/Celltech/00001

261,000 Ordinary 50p Shares

4 June 1998 - Ref GB001822765

80,000 Ordinary 50p Shares

21 April 1999 - Ref GB0001822765

120,616 Ordinary 50p Shares

7 September 2001 - Ref GB0001822765

208,768 Ordinary 50p Shares

12 September 2001 - Ref GB0001822765

74,000 Ordinary 50p Shares

18 March 2002 - Ref GB0001822765

Please confirm total number of shares in issue at the end of the period in order for us to update our records
275,403,283

Contact for queries: Anita Dowling

Address: 208 Bath Road

Slough

Berkshire SL1 3WE

Name: Anita Dowling

Telephone: (01753) 777106

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Celltech Group plc

2. Name of scheme

Savings Related Share Option Scheme (Celltech

3. Period of return: From 1 January 2002 to 30 June 2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme
547,387

5. Number of shares issued/allotted
under scheme during period
55,669

6. Balance under scheme not yet issued/allotted
at end of period

493,012

7. Number and class of share(s)
(amount of stock/debt securities)

originally listed and the date of admission
335,000 50p Ordinary Shares

2 July 1997 - Ref A/2792/1997

50,000 50p Ordinary Shares

15 April 1998 - Ref RA/Celltech/0001

20,000 50p Ordinary Shares

4 June 1998 - Ref GB0001822765

145,000 50p Ordinary Shares

21 April 1999 - Ref GB0001822765

300,000 50p Ordinary Shares

13 October 2000 - Ref GB0001822765

96,257 50p Ordinary Shares

23 August 2001 - Ref GB0001822765

103,743 50p Ordinary Shares

28 August 2001 - Ref GB0001822765

100,000 50p Ordinary Shares

18 March 2002 - Ref GB0001822765

90,980 50p Ordinary Shares

20 March 2002 - Ref GB0001822765

Please confirm total number of shares in issue at the end of the period in order for us to update our records
275,403,283

Contact for queries:

Anita Dowling

Address:
208 Bath Road

Slough, Berkshire SL1 3WE

Name:

Anita Dowling

Telephone:
(01753) 777106

END

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Celltech Group plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Unknown

5) Number of shares/amount of stock acquired

n/a

6) Percentage of issued class

n/a

7) Number of shares/amount of stock disposed

929,873

8) Percentage of issued class

0.34%

9) Class of security

Ordinary 50p shares

10) Date of transaction

27 June 2002

11) Date company informed

1 July 2002

12) Total holding following this notification

8,004,878

13) Total percentage holding of issued class following this notification

2.90%

14) Any additional information

No longer have a notifiable interest

15) Name of contact and telephone number for queries

Cheryl Cramer (01753) 777106

16) Name and signature of authorised company official responsible for making this notification
Cheryl Cramer
Date of notification 1 July 2002